October 9, 2013

VIA EDGAR

United States Securities and Exchange Commission

Linda Cvrkel, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	P.A.M. Transportation Services, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 15, 2013
File No. 000-15057

Dear Ms. Cvrkel:

P.A.M. Transportation Services, Inc. (the “Company”) respectfully submits this letter in response to the comment letter, dated October 2, 2013, from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission relating to the above referenced filing of the Company. For your convenience, we have included the original staff comment prior to our response.

11. Federal and State Income Tax, page 53

1.

We note your response to our prior comment number two. Please revise your income taxes critical accounting policy to include a summary of evidence weighed by management with respect to the deferred tax assets. Your revised disclosure should be similar in detail as provided in your response to us.

Company response:

The Company agrees that in future filings it will revise its income taxes critical accounting policy to include a summary discussion of evidence weighed by management with respect to the deferred tax assets and that the revised policy will include similar detail as provided in the response to the staff’s previous comment number two.

The Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

●	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (479) 361-5409 or westa@pamt.com. Thank you.

Sincerely,

/s/ Allen W. West
Allen W. West Vice President of Finance, Chief Financial Officer, Secretary and Treasurer